Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following is a transcript of an interview with Fox Business’ The Claman Countdown given by Stewart Butterfield, Chief Executive Officer and Co-Founder of Slack, on December 4, 2020.

Slack CEO: I’ve always been focused on using tech to facilitate human interaction

Slack CEO Stewart Butterfield discusses being acquired by Salesforce, competing with other communication technologies in the industry and his personal success story.

Liz Claman:	This week, the biggest deal to hit Silicon Valley this year was confirmed. Salesforce CEO, Marc Benioff, snapping up workplace messaging giant Slack for $27.7 billion. The pandemic has really propelled Slack to the forefront of the work from anywhere wave as employees flooded away from the office and to their homes or wherever they went to quarantine. But what’s the secret plan Salesforce and Slack have to dominate this space? Slack CEO and co-founder, Stewart Butterfield, fresh off the big announcement joins us here on the Cleveland Countdown. First of all, congratulations, Stewart. I am dying to know how this went down, when you got the first call from Benioff, and what did he say to you?

Stewart Butterfield:	Well, first of all, thank you so much, and it’s always great to be here and nice to see. A lot of this was Brett Taylor, who I’ve known for many years. So Brett’s the COO and president of Salesforce and has probably half of the company or so reporting to him. We go way back to the early days of the web. And I had a number of interesting conversations with Marc as well, and I get a fair number of animated gifs in my text messages with him.

But Brett and I really went deep on what we see as the future platforms of businesses. And I feel like we’re in a moment, and I think Slack is great and I think Salesforce is great. I don’t mean just us though. I feel like we’re in a moment in the industry where there’s a tremendous amount changing and it’s like Windows 95 or the birth of the cloud or the development of smartphones or something like that. And there’s some really interesting opportunities. So we just came off our last quarter, and all of this news got announced at the same time. Our quarter, their quarter, the acquisition. We came off our quarter 140% growth in that new paid customers. They had a phenomenal quarter as well. So we really look at this as strength on strength and thinking about the next 10 years and what we’re going to be able to accomplish together.

Liz Claman:	Okay. But at some point, you had to talk to Benioff. And at what point did he say, “Here’s the price,” and you said, “No, I need to see it a little higher”? I mean, this is a $27.7 billion deal, the biggest ever for Salesforce.

Stewart Butterfield:	Yeah. And I think probably second biggest in software. The interesting thing is all of that, the whole TikTok is published in our proxy statements filed with the SEC. So there’s a lot of back and forth, and it went over a period of time. And it was just ... So obviously price is a very important factor, but, and this might sound silly, it’s a little cheesy, but what we talked about was how do we create one plus one equals seven? So it’s very easy to say, “We’re a software product. They have a lot of salespeople. Those sales people can sell this product.” And of course we’ll do that as well. But what opportunities are there for just non-linear impact or to take things in an entirely new direction? And I think that’s where a lot of the excitement came and a lot of my desire to keep going as CEO of Slack.

Liz Claman:	And you will be staying on. But when you talk about where you can take this and in what direction, Slack is now a verb. Let me Slack you. I mean, we say it at Fox because we use Slack and we absolutely love it. But I don’t know if anybody says, “We love Team. Team me.” This is the big competitor, Microsoft Teams. I know you bristle and you don’t really want to talk about that, but let’s discuss how you overtake all of the competition out there with the backing, with Salesforce having its shoulder behind you guys. What will that look like?

Stewart Butterfield:	I think obviously they will help a lot. Bristling’s okay. That’s part of the entertainment and we’re on television. We’ve got to make people happy. But we have no problem competing, but I think this is something that’s got lost. And honestly, it’s a little frustrating, because I have been unable to articulate this in a way that lands somehow. But the leaders choose Slack. So you just mentioned Fox wall to wall on Slack, the biggest telco in the US is wall to wall on Slack. The biggest media company is wall to wall on Slack, the biggest retailer, number one in apparel, the largest issuer of credit cards, biggest in consumer electronics. And there’s depth to that as well. It’s four of the six biggest telcos in North America and seven of the 10 biggest media companies. I actually have to have to look at my list because there’s so much here. It’s two thirds of the Fortune 100, it’s three of the five biggest American companies by revenue.

And I’m just talking about the US. We have a very strong business in Japan and in Europe as well. And obviously we’re dominant in tech and in software, but I think people don’t understand how much deeper we’ve penetrated into the enterprise and in how many different industries.

Liz Claman:	You’re a living success story. You grew up in Canada, first couple of years of your life in a log cabin with no running water. I mean, my mom grew up in a house with earthen floors way up in Northern Saskatchewan, but somebody your age ... How do you go from that to having the curiosity and the ability to launch a company like Slack? And Flickr, all these other names, [inaudible 00:05:12].

Stewart Butterfield:	Yeah. Thank you. I think I got really, really lucky and a little bit of the right place, right time. So I was born in 1973. The log cabin thing is absolutely true, a little bit of mythologizing though because I moved away when I was five, so I could go to a regular school. But I started college in 1992 and it was really the birth of the internet, before the web even. And so I was just there when it started and had an intense curiosity. And everything I’ve done over the last 20 years has been, or I guess almost 30 years, has been at this intersection of people and networks. How do you use computing technology to facilitate human interaction? And that can just be any, it could work, it could be games, it could be creativity. And we’re seeing a lot of that unfold. And it’s really gratifying. I don’t just mean again, us. I mean everything that people are able to do.

Liz Claman:	Any concern at all, because Facebook had 10 offers as it was growing as a company. I believe Microsoft even offered to buy it for more than $22 billion at one stage. And Zuckerberg kept saying, “No, no, no.” You said yes. Why go it with Salesforce instead of continuing to grow this thing alone?

Stewart Butterfield:	It’s a great question. And I know there’s ... It’s a difficult decision to make because obviously it’s very emotional. I’m one of the co-founders and the CEO. I identify really strongly with the company. But the heart of it is I feel like together we can accomplish in the next, let’s say five years, what would have taken us 20. And we’re very ambitious. I’m very competitive. I really want to win. And this seems like a path to creating something that has enormous impact in a timeline that would have been difficult were we independent. So it’s never an easy choice, but I’m mindful of the impact it has on our shareholders, of course, our customers, our employees. And I think this is the best course for the company.

Liz Claman:	Love this story. And congratulations, Stewart. Please come back as you continue to take on the world with Salesforce. Stewart Butterfield, co-founder and CEO of Slack.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.